Mark B. Weeks (650) 843-5011 mweeks@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

October 13, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20249

Attn:                    Jeffrey P. Riedler

Vanessa Robertson

Melissa Rocha

Sebastian Gomez Abero

RE:        Anacor Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 10, 2010
File No. 333-169322

Ladies and Gentlemen:

On behalf of Anacor Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-169322 (the “Registration Statement”).  We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Jeffrey P. Riedler.

The Amendment is being filed in response to comments received from the Staff, by letter dated October 7, 2010, with respect to the Registration Statement (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amendment.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.                    Please note that our comments on your request for confidential treatment will be provided under separate cover.

The Company acknowledges the Staff’s comment.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

2.                    Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.  As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company acknowledges the Staff’s comment.

3.                    Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide.  We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company acknowledges the Staff’s comment.

4.                    Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

The Company acknowledges the Staff’s comment, and where applicable has made conforming changes to other portions.

5.                    Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

The Company advises the Staff that the Company will not use any graphic, visual or photographic information in the printed prospectus.

Overview, page 1

6.                    Please briefly discuss the reasons that support your belief that your organization and boron chemistry platform has the potential to continue to yield clinical candidates at a similar pace and efficiency in the future.

The Company believes its organization and boron chemistry platform have the potential to continue to yield clinical candidates at a similar pace and efficiency for the following reasons:

a)             The Company has been in operation for eight years, and began generating clinical candidates in its second year of operations.  Since that time, the Company has discovered and synthesized thousands of boron-containing molecules, and of these, five are currently in clinical development.  The discovery of molecules and promotion to clinical development has occurred at a relatively constant rate over this six-year period.  The Company believes that this historical performance provides a basis for estimating its future rate of discovery of clinical compounds.

b)             The Company believes it has developed substantial institutional expertise and know-how related to boron-chemistry, including an understanding of the interactions of boron-based compounds with key biological targets relevant to treating disease.  The Company’s scientific teams include experts in their fields, and the Company has experienced low turnover among its key employees.  The Company has developed institutional know-how, standard processes and external relationships that potentially streamline the discovery process.

c)              The Company is not aware of any other drug discovery companies that have made similar investments in developing expertise in boron chemistry and building a boron chemistry platform, potentially leaving a large number of as yet undiscovered or unscreened boron-containing drug candidates that may have activity against biological targets relevant to treating disease.  The Company believes that boron chemistry is a largely untapped source of potential drugs and that the Company’s investment in developing expertise in this area give it an opportunity to continue to efficiently discover drug candidates at a similar rate.

d)             Due to the unique geometry and reactivity of boron-based molecules, the Company’s boron-based compounds are able to modulate existing biological targets and can address targets not amenable to intervention by traditional carbon-based compounds. This may enable the Company to treat diseases that have not been effectively addressed by carbon-based compounds, for example, by developing antibiotic or antifungal therapies that kill pathogens that have become resistant to existing drugs.

e)              The Company believes that the intellectual property landscape for boron-based pharmaceutical products is relatively unencumbered compared to that of carbon-based products, providing an opportunity for it to build its intellectual property portfolio, and potentially increasing the rate of development of clinical candidates in this less encumbered field.

f)               The Company’s compounds have exhibited extensive preclinical activity in multiple disease areas, including fungal, inflammatory and bacterial diseases, which are the Company’s core areas of focus, as well as in parasitic, cancer and ophthalmic indications and for applications in animal health. The Company believes that this broad utility across multiple disease areas may increase the likelihood of advancing a candidate to the clinic.

The Company acknowledges that drug development is often uncertain and occasionally uneven, and includes a statement to this effect in the same paragraph on page 1 as the statement cited above by the Staff.  Additional risks and uncertainties related to drug discovery are discussed in the risk factors included in the Registration Statement.

In addition, in response to the Staff’s comment, the Company has added disclosure regarding paragraph a) above on pages 5 and 72.  Moreover, the Company respectfully draws the Staff’s attention to the following pages, which include disclosure regarding the reasons described in lettered paragraphs b) through f) above:

b)                                     Pages 4, 5 and 72.

c)                                      Pages 5 and 72.

d)                                     Pages 5 and 71.

e)                                      Pages 5 and 72.

f)                                       Pages 5 and 72.

Our Lead Topical Antifungal AN2690 for Onychomycosis, page 2

7.                    Please disclose in this section the percentage of efficacy actually achieved in the Phase II studies of AN2690 for Onychomycosis.

In its Phase 2 clinical trials of AN2690 for onychomycosis, the Company observed efficacies ranging from 14% to 53%.  The length of the Company’s Phase 2 trials of AN2690 (6 months) and therefore the endpoints of these trials, were different than the length of trial (12 months) and therefore endpoints used for the phase 3 clinical trials of the potentially competing products Lamisil (terbinafine) and Penlac Nail Lacquer (ciclopirox) cited on page 2.

The Company intends to conduct a Phase 3 clinical trial for AN2690 with comparable length of trial and endpoints to those for terbinafine and ciclopirox, but has not yet commenced this trial.  The Company respectfully submits that inclusion of its Phase 2 efficacy results in the Summary section of the Registration Statement would imply (a) that the current AN2690 Phase 2 efficacy data was directly comparable to that for the potentially competing products and (b) that AN2690 was at a more advanced stage of clinical development than is currently the case, both of which could potentially be confusing or misleading to investors.

The Company believes that the more lengthy and detailed description of clinical trial endpoints and outcomes for its AN2690 program is more appropriately included in the Business section, beginning on page 68, rather than in the Summary, to avoid the potential of confusion. More specifically, the Company has included disclosure of its clinical trials to date for AN2690, beginning on page 74.  Beginning on page 74, the Company also included disclosure regarding its planned Phase 3 clinical trial of AN2690 and the expected composite endpoint measuring complete cure of the great toenail at week 52, consistent with the U.S. Food and Drug Administration requirement for terbinafine, which would allow direct comparison of efficacy between AN2690 and

terbinafine.  The disclosure includes discussion of how “complete cure” is measured.   In the Company’s disclosure of its completed Phase 2 clinical trials of AN2690, beginning on page 76, the trial endpoints, trial design and observed efficacy, based on those endpoints, is disclosed.

8.                    Please update your disclosure relating to the anticipated response from the FDA regarding the Special Protocol Assessment.  We note that you anticipated a response in September 2010.

In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 14, 70, and 75.

Our Lead Systemic Antibiotic GSK ‘052 for Gram-negative infections, page 3

9.                    You cite figures from 2002 for the number of hospital infections and associated deaths.  Please update with more current information.  Also, please clarify whether all of the infections and associated deaths were due to Gram-negative bacterial infections.

The Company acknowledges the Staff’s comment, and respectfully advises that the Company has not been able to locate more recent data regarding the number of hospital infections and associated deaths.  Moreover, the Company supplementally advises the Staff that The New England Journal of Medicine referenced the 2002 figures for the number of hospital infections and associated deaths in an article published in 2010 (Anton Y. Peleg, M.B., B.S., M.P.H., and David C. Hooper, M.D. “Hospital-Acquired Infections Due to Gram-Negative Bacteria.” N Engl J Med 2010 362; 1804-13, 1804).  While this does not conclusively establish that more recent data is not available, an influential journal’s use of the 2002 figures is consistent with the Company’s position that more recent data is not readily available.

In response to the Staff’s comment regarding whether all of the infections and associated deaths were due to Gram-negative bacterial infections, the Company has added clarifying disclosure on page 4.

Our Collaboration with Eli Lilly and Company, page 5

10.             We note your disclosure about your collaboration with Eli Lilly and Company.  Please revise your disclosure here and in the Business section to provide a more narrow range of potential royalties within ten percentage points, for example “teens,” “‘twenties,” etc.  Also, please describe in the Business section the agreement’s term and termination provisions.

In response to the Staff’s comment, the Company has added disclosure on pages 6 and 87.

Industry and Market Data, page 41

11.             Please revise your disclosure to clarify that you are liable for all statements in the registration statement, even those obtained from third parties.

In response to the Staff’s comment, the Company has deleted the section titled “Industry and Market Data” that appeared on page 41 of the original filing of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 55

12.             Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

As the Company has not yet determined an estimated IPO price, or range of prices, it is unable at this time to provide the intrinsic values of outstanding vested and unvested options based on this price.  Once an estimated IPO price can be determined, the Company will amend the disclosure to provide the requested information by revising the final sentence in the Stock-Based Compensation section, which appears on page 55, to read substantially as follows, with appropriate updates to the date and share numbers:

“As of June 30, 2010, we had outstanding vested options to purchase 5,722,291 shares of our common stock and unvested options to purchase 1,760,720 shares of our common stock with intrinsic values of $                       and $                        , respectively, based on the differences between the exercise prices of the underlying options and an assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus).”

13.             Please revise your disclosure to clarify whether the Asian protective put method was the model used for all periods.  Please explain why the marketability discount of 16% used as of June 30, 2010 reflects increased uncertainty of a near-term liquidity event from December 31, 2009 when your marketability discount was 12% and reflected continuing improvement in your prospects and likelihood of a liquidity event.  Please explain why the volatility percentage used increased from 72% at December 31, 2009 to 99% at June 30, 2010.

The Company advises that the Asian protective put method was the model used to estimate the Marketability Discount Rate for all periods.  In response to the Staff’s comment, the Company has added clarifying disclosure on page 57.

The Company supplementally advises the Staff that it inadvertently overstated the Marketability Discount Rates disclosed in the table of assumptions on page 56 of the original filing of the Registration Statement as having been used in the income approach assumptions in the in-depth contemporaneous valuations performed as of December 31, 2008 and 2009.  The Company has revised that table on page 56 to reflect the following corrected Marketability Discount Rate assumptions:

	December 31,		June 30,
	2008	2009	2010

Marketability Discount Rate	12%	6%	16%

Regarding the 16% Marketability Discount Rate assumption (based on the Asian protective put method) that the Company used in its June 30, 2010 valuation, the Company respectfully advises the Staff that the June 30, 2010 valuation was the only valuation in 2008, 2009 and 2010 that was based on a PWERM analysis.  In addition, the 16% Marketability Discount Rate assumption was applied only to the income approach portion of the Company’s PWERM analysis, referred to in the Registration Statement as the Company’s Non IPO Scenario.  The 16% Marketability Discount Rate reflects management’s view that without an IPO in 2010, the Company would be forced to delay its drug development processes until it could obtain other sources of capital, which in turn would extend the time required to achieve liquidity for stockholders and increase the risk of such an event eventually occurring.  In response to the Staff’s comment, the Company has added clarifying disclosure on page 58.

In contrast, at December 31, 2009, management was more optimistic about the probability of a liquidity event in the near-term because management thought at the time that a window for biopharmaceutical company IPO’s could open up during early 2010.  Therefore, management used a Time to Liquidity assumption of 6 months (0.5 years) and a Marketability Discount Rate assumption of 6% (based on the Asian protective put method) both of which reflected continuing improvement in our prospects and management’s belief at that time that there was an increased likelihood of a liquidity event for our stockholders.  In response to the Staff’s comment, the Company has added clarifying disclosure on page 57.

The increase in the Volatility assumed for the June 30, 2010 income approach (Non IPO) scenario (99%) versus the 72% Volatility assumed for the December 31, 2009 income approach valuation was primarily a result of two factors.  First, both the implied and historical volatilities for the peer group companies used in estimating our volatility went up from December 31, 2009 to June 30, 2010.  Second, the Time to Liquidity assumption used in the income approach analyses increased from 0.5 years at December 31, 2009 to 2 years at June 30, 2010 and recently the volatilities for the peer group companies have tended to be higher for longer terms (e.g., 2 years) than for shorter terms.  In response to the Staff’s comment, the Company has added clarifying disclosure on page 58.

14.             Please revise your disclosure to clarify that there were no significant events that occurred between the date of the latest grant of stock options on August 20, 2010 and the last contemporaneous valuation as of June 30, 2010.

In response to the Staff’s comment, the Company has updated the disclosure on page 59.

Liquidity and Capital Resources, page 63

15.             Please expand your liquidity disclosure to discuss the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

In response to the Staff’s comment, the Company has updated the disclosure on pages 63, 64 and 65.

Business, page 67
Study 201:  Open-Label (first, second and third cohorts)—Safety and Efficacy, page 76
Study 203:  Open-Label—Efficacy of Lower Doses and Less Frequent Dosing, page 76

16.             Please expand to disclose the p-values for the first, second and third cohorts from Study 201 and for Study 203.

The Company supplementally advises the Staff that the cited studies were not run comparing the active compound, AN2690, against vehicle, and subjects were dosed only with the active compound, but at differing doses. Thus, there were no comparisons made between active and vehicle, and p-value statistics were inapplicable.  The Company further supplementally advises that it never formally evaluated the data sets against one another, as the studies were not statistically powered to allow for such comparisons.

Intellectual Property, page 87

17.             Please expand your disclosure to indicate the expiration date of your patents.  Also, with respect to the non-US patents that you have been granted, please disclose the foreign jurisdictions in which you have patent protection.

In response to the Staff’s comment, the Company has updated the disclosure on page 88.

Compensation Discussion and Analysis, page 106
Cash Incentive Bonuses, page 108

18.             Please expand your disclosure to identify in detail each of the corporate objectives and individual goals, including the “certain clinical studies,” “certain performance milestones” and all “corporate financing and financial objectives.”  To the extent that the corporate objectives and individual goals were quantitative, your disclosure should also be quantitative.

In response to the Staff’s comment, the Company has expanded the disclosure on pages 110, 111 and 112.  As the Staff will note, in the Amendment the Company has included details and weighting regarding the corporate objectives, and a summary of the number, type and range of weightings for individual objectives.   The Chief Executive Officer’s cash incentive payment was based 100% on the corporate objectives which are disclosed in detail.  The individual objectives were in aggregate weighted 25% for each of the named executive officers other than the CEO.  As is stated in the expanded disclosure, the three executive officers for whom individual goals were established, Drs. Heyman, Maples and Plattner, are in key scientific positions at the Company, and their individual goals are program specific and comprised of highly detailed quarterly research, preclinical and clinical objectives.  More specifically, each named executive officer (other than the CEO)  had between five and nine different individual objectives assigned each quarter, in many cases with measured scientific outcomes specified and related to programs, or aspects of ongoing research and development programs.  The individual objectives were adjusted quarterly to reflect program developments and shifting areas of emphasis by the Company.  In reliance on Instruction 4 to Item 402(b) of Regulation S-K, the Company did not disclose specifics of these named executive officers’ individual goals or levels of achievement, because of the Company’s belief that their public disclosure would enable competitors to predict its business strategies, areas of clinical interest and potential timing of preclinical and clinical development, all of which would result in competitive harm to the Company.

Because the Company is not disclosing these individual target objectives, it has included in its revised disclosure an assessment of how likely it will be for these individual objectives to be achieved.  In addition, the Company has included in its disclosure a summary of the nature of the individual objectives, their number and the range of their weighting.  Further, while the Company acknowledges that there is not a materiality threshold for disclosure of named executive officer compensation, and it has not inferred one, it advises the Staff that individual objectives comprised just 25% of the 2009 cash incentive bonus program determination, and that therefore the maximum cash pay-out for each named executive officer attributable to individual objectives ranged from just $21,438 to $27,169.  No named executive officer achieved his individual objectives at the 100% achievement level.

Finally, to simplify investor understanding of the computation of payments under the Company’s 2009 cash incentive bonus program, the Company has added a table at page 112 which summarizes the cash incentive payment potential, corporate and individual performance weightings and achievement, and the computation of the cash incentive payment to each named executive officer for performance during 2009.

19.             Please disclose for each of the corporate objectives and individual goals the assigned weight for the achievement of such objective.

In response to the Staff’s comment, the Company has added specific weightings for each of the corporate objectives on page 110 and a range of weightings for individual objectives on page 111.  Reference is made to the Company’s response to comment 18 above regarding the competitive harm analysis related to disclosure of the individual objectives, and therefore their weighting, and the alternative disclosure provided in the Amendment.

20.             For each of your named executive officers, please specifically indentify the particular corporate objective or objectives that were not achieved.  We note that your current disclosure only generally identifies those objectives (for example “certain other clinical development and financial goals,” “certain development goals,” “certain development and program management-related goals,” “research related goals”).

In response to the Staff’s comment, the Company has updated the disclosure on page 110 to specifically disclose which corporate objectives were achieved.  The corporate objectives were the same for each named executive officer, so the Company submits that it is not necessary to make separate disclosure for each individual.  Reference is made to the Company’s response to comment 18 above regarding the competitive harm analysis related to disclosure of the individual objectives, and the alternative disclosure provided in the Amendment.

Notes to Financial Statements

License, Research, Development and Commercialization Agreements, page F-23

21.             Please expand your disclosure to include the termination provisions for your agreement with GSK.  In addition, please revise your disclosure in the Subsequent Events footnote for your agreement with Eli Lilly to include the length of and termination provisions of the agreement.

In response to the Staff’s comment regarding the termination provisions for the Company’s agreement with GSK, the Company has added disclosure on page F-24.

In response to the Staff’s comment regarding the length of and termination provisions of the agreement with Eli Lilly, the Company has added disclosure on page F-37.

Preferred Stock Warrant Liability, page F-26

22.             Please revise your disclosure to clarify that upon the closing of a public offering, the warrants will become warrants to purchase shares of common stock.

In response to the Staff’s comment, the Company has added disclosure on page F-28.

Stockholders’ Equity (Deficit)
Stock-Based Compensation, page F-30

23.             We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

The Company acknowledges the Staff’s comment.

Please do not hesitate to contact me at (650) 843-5011 or Michael Tenta at (650) 843-5636 if you have any questions or would like any additional information regarding these responses.

Sincerely,

Cooley LLP

/s/ Mark B. Weeks

Mark B. Weeks

cc:                                David P. Perry, Anacor Pharmaceuticals, Inc.
Michael E. Tenta, Esq., Cooley LLP

Joseph Muscat, Ernst & Young LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP

Gregory Chin, Esq., Latham & Watkins LLP